January 31, 2005

VIA EDGAR AND FACSIMILE (202) 942-9544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Attn: Barbara Jacobs, Assistant Director
            Maryse Mills-Apenteng, Esq.

      Re:   Zone 4 Play, Inc.
            Amendment No. 1 to the Registration Statement on Form SB-2 File No. 333-120174

Ladies and Gentlemen:

      The following responses address the comment of the reviewing Staff of the Commission as discussed in a telephone conversation on January 28, 2005 relating to the Registration Statement on Form SB-2 of Zone 4 Play, Inc. (the "Company"). On behalf of the Company, we respond as follows.

      The Staff has requested that the Company file pro forma financial statements in connection with the reverse acquisition completed on February 2, 2004 among Old Goat Enterprises, Inc., a Nevada corporation ("Old Goat"), Zone 4 Play, Inc., a Delaware Corporation (Zone4Play Delaware), and the shareholders of Zone4Play Delaware. In a response letter dated December 21, 2004 to comments of the reviewing Staff, the Company stated that prior to the reverse acquisition Old Goat was a business with developing operations. After re-consideration of Old Goat's activity prior to the reverse acquisition, the Company does not believe Old Goat had material assets and liabilities. As of December 31, 2003, the only assets of Old Goat consisted of $8,630 in cash and $493 in pre-paid expenses, and Old Goat's liabilities totaled $4,731. Further, since its inception on April 23, 2002 and through the date of the reverse acquisition, Old Goat had generated no revenues. Accordingly, the historical financial statements of Zone4Play Delaware became the historical financial statements of the Company. Any pro forma financial statements in connection with the reverse acquisition would duplicate, in all material respects, the financial statements already filed with the Commission and would not provide any material disclosure to an investor. We further believe that the cost to the Company to prepare such information would far exceed any value provided by the pro formas. Based on the foregoing, the Company does not believe the requested pro forma information is required.

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Securities and Exchange Commission
January 31, 2005
Page 2 of 2


      We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

                                       Very truly yours,

                                       /s/ David Schubauer
                                       David Schubauer